July 15, 2022

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Re: BANCFIRST CORP /OK/

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 25, 2022

Form 10-Q for the quarterly period ended March 31, 2022

Filed May 6, 2022

File No. 000-14384

Dear Mr. Brunhofer:

BancFirst Corporation (the “Company”) appreciates the Division’s review and is pleased to respond to your letter dated June 10, 2022 and our conversation on June 22, 2022, concerning its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021 and its Quarterly report on Form 10-Q for the quarterly period ended March 31, 2022 (the “Comment Letter”).

The Company’s response to the comment letter is noted below. The response is preceded by the Staff’s comment for reference.

Form 10-Q for the quarterly period ended March 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary, page 30

1. In the second paragraph on page 30 you indicate that total assets at March 31, 2022 were $12.6 billion, an increase of $3.2 billion from December 31, 2021. You attribute this increase and the $3.2 billion increase in deposits primarily to the return of off-balance sheet sweep accounts related to your year-end sweep program. In the second paragraph on page 29 of your 2021 Form 10-K, you indicate that $2.3 billion of the total off-balance sheet sweep accounts of $5.1 billion at December 31, 2021 were temporary. Please address the following regarding your off-balance sheet sweep accounts, referencing where appropriate the authoritative literature you rely upon to support you accounting:

•
Provide additional details regarding your year-end sweep account program. Describe the history of the program, its purpose, the nature of the customer deposit accounts involved, to whom the sweep accounts are transferred and how you determine the related dollar amounts to transfer.
•
Provide us an analysis under GAAP supporting your determination to derecognize the deposit liability and associated assets from your balance sheet. As part of your analysis, describe any material rights and responsibilities you and the transferees have with regard to the transferred accounts.
•
Specifically explain what you mean by “temporary sweep amount” at December 31, 2021. Tell us whether you were obligated to reacquire or the transferee was obligated to return the temporary sweep amounts. If so, tell us how you analyzed these obligations under GAAP when determining it was appropriate to derecognize the deposit liability and related assets from your balance sheet.
•
As the $3.2 billion increase in total assets and total deposits from December 31, 2021 to March 31, 2022 was attributed primarily to the return of off-balance sheet sweep accounts, tell us whether any of the sweep accounts not characterized as the $2.3 billion in temporary sweep amounts were also returned/reassumed by you.

Response:

Since 1996, BancFirst offers a sweep program to customers [1] to assist those customers in their cash/treasury management and has accounted for the program in the same manner since inception. The sweep program is a traditional banking product, commonly referred to as an external sweep account. [2] Through the use of the sweep program, excess funds in a customer’s operating account are swept into various money market mutual funds via investment management from Federated Investors based on the customer’s discretion. [3] The customer benefits from short-term investment yields while still having daily access to funds. Federated Investors Sweep accounts increase investment income, help retain liquidity and provide the investment management experience of Federated Investors. Upon the overnight sweep execution, the deposit balance is debited with a corresponding credit to cash, derecognizing the deposit as a liability, as BancFirst is no longer the primary obligor and a third party (Federated Investors) assumes the liability. Therefore BancFirst is legally released from that liability. In addition, BancFirst does not provide a guarantee on that obligation.

For the year-ended December 31, 2021 a temporary sweep program was implemented, herein referred to as the “year-end sweep program”. The year-end sweep program was considered to be temporary as an incentive was paid to customers based upon a specific time period (as defined in the agreement excerpted below) surrounding the December 31st measurement date to reduce total assets below $10 billion at December 31, 2021. The sweep program is and was conducted in the same manner as the program described above that originated in 1996 and was only considered temporary due to the incentives paid during the specific time period; however, each customer had the ability to continue within the sweep program beyond the temporary incentive period. Each customer entered into an agreement and as described in the customers agreement the incentive was: “For a period not to exceed five banking days beginning in the last week of each calendar year and ending in the first week of the immediately following calendar year (each, an “Investment Period”), your Treasury Fund Account will be subject to the automatic sweep arrangement set forth in this Supplement (the “Sweep Program”), unless you opt out of the Sweep Program”. The Company was not obligated to reacquire these funds nor was the transferee obligated to return the temporary sweep amounts. However, if the funds were no longer included in the sweep program during the Investment Period, the customer would not be eligible for the bonus. The customers participating in the year-end sweep program were allowed to continue to participate in the sweep accounts at their discretion subsequent to the eligibility of the bonus under the normal conditions of the program. The total sweep account balance at December 31, 2021, excluding the temporary sweep program, was $2.8 billion compared to $2.9 billion at March 31, 2022. Ongoing sweep account balances are based on customer discretion and activity, and as such certain amounts are reassumed by us in the normal course of operations based upon the customer’s discretion and direction within the sweep program. However, sweep balances did increase subsequent to year end and therefore it is reasonable to assume that a negligible amount (if any) was returned/reassumed by the bank. This sweep program was fully disclosed to and accepted by the FDIC.

[1] Sweep accounts are primarily offered to commercial and high net worth customers

[2] Federal Deposit Insurance Corporation (FDIC) Financial Institution Letter (FIL) 39-2009

[3] For instance many customers set a threshold in which funds over a specified amount are swept nightly into the Federated Investors Sweep accounts in accordance with their cash management/investment policies

According to Accounting Standards Codification (ASC) 405-20-40: Extinguishment of Liabilities - Derecognition, A liability has been extinguished if either of the following conditions is met:

a. The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes the following:

o
Delivery of cash
o
Delivery of other financial assets
o
Delivery of goods or services
o
Reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled or held as so-called treasury bonds.

b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. For purposes of applying this Subtopic, a sale and related assumption effectively accomplish a legal release if nonrecourse debt (such as certain mortgage loans) is assumed by a third party in conjunction with the sale of an asset that serves as sole collateral for that debt.

In accordance with ASC 405-20-40-2 if a creditor releases a debtor from primary obligation on the condition that a third party assumes the obligation and that the original debtor becomes secondarily liable, that release extinguishes the original debtor's liability. However, in those circumstances, whether or not explicit consideration was paid for that guarantee, the original debtor becomes a guarantor. As a guarantor, it shall recognize a guarantee obligation in the same manner as would a guarantor that had never been primarily liable to that creditor, with due regard for the likelihood that the third party will carry out its obligations. The guarantee obligation shall be initially measured at fair value, and that amount reduces the gain or increases the loss recognized on extinguishment.

In addition, the accounting for exchanges or modifications between a debtor and a creditor that are conducted through a third-party intermediary depends on whether the third-party intermediary is acting as an agent of the debtor or as a principal. In general, an agency relationship exists when the third-party intermediary acts on behalf of the debtor and does not put its own funds at risk. Exhibit 12-3 identifies certain indicators of an agency relationship and a principal relationship.

When an intermediary is acting as an agent of the debtor, the intermediary is not viewed as a counterparty to the exchange or modification transaction. The accounting “looks through” the intermediary and views the agent's transactions as those of the debtor. When an intermediary is acting on his own behalf as a principal, the intermediary should be viewed as the counterparty to the transaction—a creditor or investor as the case may be. (ASC 470-50-40-19 and 40-20).

Exhibit 12-3 Identifying Agents and Principals (ASC 470-50-55-7)

Characteristics of Agents	Characteristics of Principals

The intermediary places or reacquires debt for the debtor without placing its own funds at risk.	The intermediary places or reacquires debt for the debtor with its own funds and is subject to the risk of loss of those funds.

The intermediary places or reacquires debt for the debtor with its own funds but is indemnified by the debtor.

The intermediary places notes under a best-efforts agreement.	The intermediary places notes on a firmly committed basis, which requires the intermediary to hold any debt that it is unable to sell to others.

The debtor directs the intermediary and the intermediary cannot independently initiate an exchange or modification of the debt instrument.	The intermediary acquires debt from or exchanges debt with another debt holder in the market and is subject to loss as a result of the transaction.

The compensation derived by the intermediary is limited to a pre-established fee.	The intermediary derives gains based on the value of the security issued by the debtor.

In the BancFirst customer sweep program, BancFirst acts solely as the intermediary between Federated and the customer as clearly defined by the agreements between Federated and the customer, as discussed more fully below.

According to the sweep agreement supplement with the customer, “In effectuating any and all sweep, investment, and redemption transactions pursuant to this Supplement, the Bank will be acting as your agent. Accordingly, you hereby appoint the Bank, and such of the Bank’s officers, representatives, and agents as the Bank may designate, as your agent for purposes of conducting all such transactions and all related administrative functions.”

In addition, per the sweep account agreement “The Customer acknowledges that the Mutual Fund Shares (i) are not insured by the Federal Deposit Insurance Corporation; (ii) are not deposits or other obligations of the Bank and are not guaranteed by the Bank; and (iii) are subject to investment risks, including possible loss of the principal invested. In the event of the Bank’s failure, the Customer would be entitled to receive, from the Bank’s receivership estate, any Mutual Fund Shares held by the Bank on the Customer’s behalf at the time of its failure. The sole duty of the Bank with respect to this Agreement and its agency relationship with the Customer hereunder is to execute purchases and redemptions of Mutual Fund Shares, and to pay any applicable Bonus, in accordance with the terms of this Agreement. The Bank has not made and will not make any investigation of, or recommendations with respect to, the nature or investment quality of the money market fund, and expressly disclaims any responsibility for the decision of the Customer to participate in the Sweep Program and invest in Mutual Fund Shares, which decision the Customer represents has been made and will be made without the advice of the Bank. No officer or representative of the Bank is or shall be authorized to provide any information to the Customer about such money market fund other than by the delivery of a prospectus or other related material (which prospectus or other related material has been prepared by persons unrelated to the Bank and for which the prospectus or other related material neither the Bank nor any officer or representative of the Bank is responsible). The Bank shall have no liability whatsoever to the Customer with respect to actions taken or omitted by any person in connection with this Agreement or the purchase or redemption of Mutual Fund Shares, except for actions taken or omitted by the agent in bad faith.”

As it relates to the counterparty, according to the agreement with Federated, the agreement is entered into between the Bank executing this agreement (“intermediary”) and Federated Securities Corp as distributor for the funds. In addition, according to the Agreement with Federated, “Intermediary Indemnification”, “in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties hereunder on the part of intermediary and its officer, directors, affiliates, representative, or employees, FSC agrees to indemnify each intermediary against any and all claims, demands, liabilities and reasonable expenses witch any intermediary may incur arising from….1) any breach by FSC of any provision or 2) any alleged untrue statement of a material fact contained in any Funds’ prospectus, or as a result of or based upon any alleged omission to state a material fact required to be stated”. This further demonstrates the lack of obligation between BancFirst and the customer.

Lastly, our conclusion that the deposits related to the sweep program shall be derecognized is consistent with the FDIC’s practice of processing deposit accounts in the event of an insured depository institution failure codified in FIL-9-2009 “Many sweeps arrangements transfer deposit funds from insured deposit accounts to non- deposit investment vehicles or accounts. In those cases, the swept funds will not be treated by the FDIC as deposit obligations of the failed institution, meaning that the swept funds will not be eligible for deposit insurance coverage and will not be afforded status as a deposit under the depositor preference statute. In order to ensure that sweep account customers are aware that their funds will not be treated as deposits if the insured institution fails, however, the FDIC will require institutions to prominently disclose to customers whether the swept funds are deposits and the status of the swept funds if the institution failed.”

Thank you for your consideration in this matter. Please contact me at (405) 270-1003 should you require further information.

Very truly yours,

/s/ Kevin Lawrence

Kevin Lawrence, Executive Vice President and Chief Financial Officer

cc: David Harlow

Chief Executive Officer, BancFirst Corporation